December 6, 2017

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated November 6, 2017

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 10-Q for the period ended September 30, 2017

Filed November 6, 2017

Response dated September 21, 2017

Response dated October 26, 2017

Response dated November 16, 2017

File No. 1-34145

Dear Ms. Rocha:

This letter responds to your letter to Primoris Services Corporation (“we”, “us”, or the “Company”), dated November 29, 2017. For your convenience, your comments are shown below in italics, followed by our response to each comment. Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-K for the Year Ended December 31, 2016

Note 16 —Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

1.              We note your response to comment 3 of our letter dated November 6, 2017. As you note, ASC 350-20-35-35 indicates that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics and further indicates that the guidance of ASC 280-10-50-11 shall be considered. Your response has not demonstrated that these two components are economically similar. Please provide us with a more comprehensive analysis of the guidance in ASC 280-10-50-11, including financial information such as gross margin information to support your basis that these units are economically similar. To the extent you are relying on future convergence of economic characteristics, please tell us the reasons for any current and historical economic differences, management’s plan to achieve similar economic indicators in future periods, the status of implementation, timeframe for convergence and why your expectations of convergence are reasonable.

Management’s Response

ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics as outlined in ASC 280-10-50-11. Under ASC 280-10-50-11, similar long-term average gross margins would be expected for two or more components to be aggregated and deemed a single reporting unit.

The Company acquired the JCG Heavy Civil Division and the JCG Infrastructure and Maintenance (“I&M”) Division business units as part of the James Construction Group, LLC acquisition in 2009. At that time, we evaluated the historical performance of the business units and determined both business units exhibited similar economic characteristics, including similar gross margin performance. As a result, the two business units have always been operated together and aggregated into a single reporting unit due to their similar economic characteristics.

The historical average gross margin for the Heavy Civil business unit was approximately 10%, excluding the one-time negative impact of certain projects. The primary reason for the negative impact was the performance on certain jobs in the Texas Heavy Civil business, primarily the Belton area jobs, that adversely impacted the average gross margin for the Heavy Civil business unit. From 2013 to 2016, the average gross margin for these jobs was (9%), which, among other things, led to the Company’s decision to explore the divesture of the Texas Heavy Civil business. In addition, as discussed in the Management Discussion and Analysis section of the December 31, 2013 Form 10-K, we had increased weather related costs in 2013 that adversely impacted the gross margin for our Louisiana Department of Transportation projects. We believe the performance of these projects are uncharacteristic for this business unit and do not expect these to recur with any frequency in the future.

As previously discussed in our letter dated September 21, 2017, we have also made significant changes in the management of the Heavy Civil business unit. The new management is operating under more stringent bidding rules for public agency heavy civil projects, and it has increased the focus of the business unit on airport and port projects. There has been no change in the basic strategy of the unit; the focus has been on improving execution. These changes are intended to increase the profitability of the Heavy Civil business unit, and we expect that the average gross margin for future projects in this business unit will be high single digits, which is consistent with the historical results, excluding the one-time items discussed above.

The historical average gross margin for the I&M business unit was approximately 12%, excluding the one-time favorable impact from a large project that began in 2014 and was completed in 2017. This project was completed under a time and material contract, which is very rare for projects in the I&M business unit. Time and material contracts generally have higher gross margins than other contract types. The average gross margin for the project was greater than 20%, which is not typical for projects in the I&M business unit and increased the overall average gross margin for the business unit. We expect that the average gross margin for future projects in the I&M business unit will be consistent with the historical results, excluding the one-time item discussed above.

The Company acknowledges the aggregation criteria under ASC 280-10-50-11 also includes five qualitative factors. Our discussion on the qualitative factors was included in the response letter dated November 16, 2017, each of which supported aggregation of the Heavy Civil and the I&M business units.

Based on the analysis above, the Company concluded that the Heavy Civil and the I&M business units met the aggregation criteria outlined in ASC 280-10-50-11 and have aggregated the business units into a single reporting unit in accordance with ASC 350-20-35-35.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter. Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director